SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 3)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16117M305

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M305

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,838,718 (1) (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 28,838,718 (1) (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,838,718 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 26.3% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days.

(2) Subject to certain restrictions contained in the Voting Agreement between Comcast Corporation and the Reporting Person, dated as of April 25, 2014, as amended.  See Item 4 of the Liberty Schedule 13D and this Amendment (each as defined below).

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A Common Stock outstanding is 109,728,173, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 filed with the SEC on July 31, 2014 and as calculated pursuant to Rule 13d-3 of the Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

Liberty Media Corporation (the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D with respect to the shares of Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by the Reporting Person, on May 10, 2013, as amended by Amendment No. 1 filed with the SEC on April 29, 2014 and Amendment No. 2 filed with the SEC on May 9, 2014 (together, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Liberty Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 4.   Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following thereto:

On October 9, 2014, the Reporting Person announced that its Board of Directors had approved the previously disclosed plan to effect the Spin-Off of Liberty Broadband Corporation (“Liberty Broadband,” f/k/a “Broadband SpinCo”) and, in connection therewith, has declared a record date of 5:00 p.m., New York City time, on October 29, 2014 (such date and time, the “record date”) and set a distribution date of 5:00 p.m., New York City time, on November 4, 2014 for the completion of the Spin-Off.  The completion of the Spin-Off remains subject to the satisfaction or waiver of certain conditions.

In anticipation of the Spin-Off, (i) the Reporting Person, the Issuer and Liberty Broadband entered into an Amendment to Stockholders Agreement, dated September 29, 2014 (the “Amendment to Stockholders Agreement”), providing that, effective immediately prior to but subject to the consummation of the Spin-Off, Liberty Broadband will assume all of the Reporting Person’s obligations and succeed to the Reporting Person’s rights under the Stockholders Agreement and (ii) the Reporting Person, Comcast and Liberty Broadband entered into an Assignment and Assumption Agreement, dated October 2, 2014 (the “Assignment and Assumption of Voting Agreement”), providing that, effective immediately prior to but subject to the consummation of the Spin-Off, Liberty Broadband will assume all of the Reporting Person’s obligations and succeed to the Reporting Person’s rights under the Voting Agreement, subject to the Reporting Person’s continuing obligations with respect to certain provisions of the Voting Agreement.  The foregoing descriptions are summaries and, among other things, do not purport to describe all of the provisions of the Amendment to Stockholders Agreement and the Assignment and Assumption of Voting Agreement and are qualified in their entirety by reference to the full documents, which are filed as Exhibits 7(d) and 7(e), respectively, to this Amendment and are incorporated into this Amendment by reference.

Other than as set forth in the Liberty Schedule 13D, this Amendment or as contemplated by the Transactions Agreement, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Liberty Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)                   The Reporting Person beneficially owns 28,838,718 shares of Common Stock, including 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days.  The 28,838,718 shares of Common Stock represent approximately 26.3% of the outstanding shares of Common Stock, based on 109,728,173 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 filed with the SEC on July 31, 2014 and as calculated pursuant to Rule 13d-3 of the Exchange Act.

(b)                   The Reporting Person has the sole power to vote or to direct the voting of 28,838,718 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares, subject to the terms of the Voting Agreement described in Item 4 of the Liberty Schedule 13D and this Amendment.

(c)                   Neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person, has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)                   Not applicable.

(e)                   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following thereto:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

7(a)                          Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).*

7(b)                          Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation.*

7(c)                           Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation.*

7(d)                          Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation.

7(e)                           Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation.

*Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2014

LIBERTY MEDIA CORPORATION

By:	/s/ Richard N. Baer
Name: Richard N. Baer
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Title

7(a)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).*

7(b)	Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation.*

7(c)	Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation.*

7(d)	Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation.

7(e)	Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation.

*Previously filed.